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                                   EXHIBIT 3
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      [LETTERHEAD OF NEW HAMPSHIRE THRIFT BANCSHARES, INC. APPEARS HERE]


NEWS RELEASE                                               July 29, 1996
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For Immediate Release                                      NASDAQ: NHTB

Contact:    Stephen W. Ensign, President            Paul P. Tierney, President
            New Hampshire Thrift Bancshares, Inc.    Landmark Bank
            (603) 526-2116                          (603) 448-0101

                New Hampshire Thrift Bancshares, Inc. Announces
                      Agreement to Acquire Landmark Bank

     New London, New Hampshire, July 29, 1996 - New Hampshire Thrift Bancshares, Inc. (NASDAQ: NHTB) announced today that its wholly-owned savings bank subsidiary, Lake Sunapee Bank, fsb and Landmark Bank, a New Hampshire state bank, have entered into a definitive agreement pursuant to which Lake Sunapee will acquire Landmark Bank. New Hampshire Thrift Bancshares, Inc. joined the agreement, which provides that holders of Landmark Bank's stock may elect to receive $12.00 in cash per share, or to exchange their stock in Landmark Bank for stock in New Hampshire Thrift Bancshares pursuant to an exchange ratio, subject to the total consideration to Landmark stockholders being comprised of 60% in stock and 40% in cash. The total transaction value is $5,676,000. The boards of directors of each of New Hampshire Thrift Bancshares and Lake Sunapee, and Landmark Bank have unanimously approved the transaction. The acquisition is expected to be completed by the end of the year.

     The combined banking operation as of June 30, 1996 reflects total assets of $316 million, deposits of $254 million and a total of 12 branches, located in the counties of Sullivan, Merrimack, Grafton and Hillsborough. The transaction, which will be accounted for as a purchase, is expected to be immediately accretive to NHTB's earnings. Lake Sunapee anticipates that the combination will result in cost savings of up to 40% of Landmark's non-interest expense.

     Commenting on the proposed acquisition, Stephen W. Ensign, President and Chief Executive Officer of New Hampshire Thrift Bancshares and Lake Sunapee, said "We are excited to announce our in-market acquisition of Landmark Bank and believe that it is a significant step towards increasing our existing presence in the Upper Valley."

      [LETTERHEAD OF NEW HAMPSHIRE THRIFT BANCSHARES, INC. APPEARS HERE]



NEWS RELEASE - For Immediate Release
New Hampshire Thrift Bancshares, Inc.
Announces Agreement to Acquire Landmark Bank
July 29, 1996
Page 2

     Jack Nelson, Chairman of Landmark Bank commented, "We are pleased to be joining forces with Lake Sunapee which will provide significant value to our customers. Lake Sunapee shares our commitment to providing our neighbors and local businesses with high quality banking services. They also share a philosophy of personal service to the customer. Landmark customers will benefit from this transaction through expanded loan limits, increased availability of additional banking products, trust and investment services, added convenience and an enhanced dedication to quality service."

     The acquisition is subject to the approval of the shareholders of each of New Hampshire Thrift Bancshares and Landmark Bank, the approval of applicable regulatory authorities, and the satisfaction of certain other customary conditions. In addition, Landmark Bank has granted Lake Sunapee an option to purchase, under certain conditions, newly issued common stock of Landmark Bank in an amount of up to 19.9% of Landmark Bank's outstanding shares at an exercise price of $9.00 per share.

     NHTB is the parent company of Lake Sunapee Bank, fsb, a federal stock savings bank providing financial services throughout central and western New Hampshire.